

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 15, 2007

Bing He
President and Principal Executive Officer
China Digital Ventures Corporation
RM 1001, 10 Building, Yumin Village
Heping Road, Luohu District
Shenzhen, China

Re: China Digital Ventures Corporation
Form SB-2
Filed October 16, 2007
File No. 333-146727

Dear Mr. He:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your disclosure that all selling shareholders will be limited to selling their shares at $.02 per share until the shares are quoted on the OTCBB. However, please provide risk factor disclosure of the impact that the concurrent selling shareholder offering may have on the ability of the company to sell its shares in the event that the shares are quoted on the OTCBB. In this risk factor, please address the conflict presented by allowing the selling shareholders to sell their shares at market prices or other negotiated prices when the company is limited to selling at $.02 per share. Specifically address the adverse effect that

this may have on the company's ability to sell shares on a self-underwritten basis and receive any proceeds. Also provide clear and prominent disclosure of this aspect of the offering in the prospectus summary.

2.   We note that you are registering the sale of 3,500,000 shares of common stock, which represents 100% of the shares held by persons other than Mr. Bing He and his sibling, Ms. Ning He. Please provide us with your legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, an explanation of the relationship between the company and the selling shareholders, whether there were any material agreements between the company and any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchased your stock. See Telephone Interpretation D-29 in our manual of publicly available telephone interpretations, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm, for guidance in distinguishing secondary offerings from primary offerings.

*   *   *   *

As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Collin Webster, Attorney-Advisor, at (202)551-3522 or me at (202) 551-3833 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief